BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

August 3, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Auterra Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4653

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 19, 2004:

A. Copy of the Issuer's Annual Report on Form 6 as of March 30, 2004.

B. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Mailing List Return Card

C. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended February 29, 2004 with MD&A is inserted with the Information Circular.

dlw 8/10

D. Copies of Forms 52-109FT1 (Certification of Annual Filings) filed with the British Columbia and Alberta Securities Commissions.

E. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended May 31, 2004 with relevant MD&A.

F. Copies of Forms 52-109FT2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

G. Copies of news releases issued during the relevant period.

H. Copies of BC Forms 53-901F/ Forms 51-102F3 (Material Change Reports) filed with the British Columbia and Alberta Securities Commissions.

I. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4653

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT
FORM 6 – BC COMPANY
Section 51 *Business Corporations Act*

RECEIVED
2004 AUG 10 P 12: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act.* Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

BC0343037

B NAME OF COMPANY

AUTERRA VENTURES INC.

C DATE OF RECOGNITION YYYY / MM / DD	**D DATE OF ANNUAL REPORT** YYYY / MM / DD
1988/03/30	2004/03/30

E OFFICER NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The delivery addresses must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during these hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
ROLAND	RAYMOND		
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
SUITE 305 1132 HARO STREET, VANCOUVER	B.C.	CANADA	V6E 1C9
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
SUITE 305 1132 HARO STREET, VANCOUVER	B.C.	CANADA	V6E 1C9
OFFICE(S) HELD (e.g. president, secretary, vice president)			
SECRETARY/CFO			

LAST NAME	FIRST NAME	MIDDLE NAME	
HARRIS	BRIAN		
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
4760 WILLIAMS ROAD, RICHMOND	B.C.	CANADA	V7E 1J9
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
4760 WILLIAMS ROAD, RICHMOND	B.C.	CANADA	V7E 1J9
OFFICE(S) HELD (e.g. president, secretary, vice president)			
PRESIDENT/CEO			

F COMPANY CHANGES

A company must file with the registrar a notice of any change to the information shown in the Corporate Register.
Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

G CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
	X	

FORM 6/WEB Rev. 2004 / 3 / 10

82-4653

AUTERRA VENTURES INC.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Auterra Ventures Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	05265N 10 8
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	August 31, 2004
5	Record Date for Notice	:	July 23, 2004
6	Record Date for Voting	:	July 23, 2004
7	Beneficial Ownership Determination Date	:	July 23, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 22nd day of June, 2004.

Sincerely,

AUTERRA VENTURES INC.

PER: ***"RAYMOND ROLAND"***

RAYMOND ROLAND
Director

82-4653

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF AUTERRA VENTURES INC. (the "Company")

TO BE HELD AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON TUESDAY, AUGUST 31, 2004 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Brian Harris, or failing him, Raymond Roland, both Directors of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

PRINT NAME: ______________________

DATE SIGNED: ______________________

NUMBER OF SHARES: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. The re-appointment of Jones, Richards & Company, Certified General Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A	
2. The ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.			N/A
3. (a) To elect as Director, RAYMOND ROLAND		N/A	
(b) To elect as Director, STEPHEN KENWOOD		N/A	
(c) To elect as Director, TOM TORRANCE		N/A	
(d) To elect as Director, VIC BERAR		N/A	
(e) To elect as Director, BRIAN HARRIS		N/A	
4. To approve the proposed stock option plan for implementation by the Company.			N/A

THIS PROXY IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

82-4653

AUTERRA VENTURES INC.

(the "Company")

RECEIVED

2004 AUG 10 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

Auterra Ventures Inc.
#501 - 905 West Pender Street
Vancouver, BC, Canada V6C 1L6
(CUSIP Number: 05265N 10 8)

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2004

____
Signature

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

82-4653

AUTERRA VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Brian Harris, President and Chief Executive Officer for **Auterra Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Auterra Ventures Inc.** (the issuer) for the period ending **February 29, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: July 19, 2004

"Brian Harris"
Brian Harris
President & CEO

82-4653

AUTERRA VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, Chief Financial Officer for **Auterra Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Auterra Ventures Inc.** (the issuer) for the period ending **February 29, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: July 19, 2004

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-4653

SEDAR FILED ON
July 28, 2004

AUTERRA VENTURES INC.

Interim Financial Statements
For the three months ended May 31, 2004 and 2003

(Unaudited – Prepared by Management)

AUTERRA VENTURES INC.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MAY 31, 2004 AND 2003
(Unaudited – Prepared by Management)

	2004	2003
ADMINISTRATION COSTS:		
Accounting and audit	$ 2,500	$ 2,000
Amortization	153	545
Consulting	9,000	-
Interest	1,406	5,698
Management fees	7,500	7,500
Office and miscellaneous	3,846	1,585
Legal fees	1,993	6,689
Rent	9,000	9,000
Shareholder communications	8,612	-
Transfer agent and filing fees	2,434	2,009
Travel and promotion	641	96
	47,085	35,122
OTHER ITEMS:		
Interest income	(13)	(3)
Interest on long term debt	180	165
Loss on write-off of resource property	104,928	-
NET LOSS FOR THE PERIOD	152,180	35,284
DEFICIT AT BEGINNING OF PERIOD	2,975,929	2,431,544
DEFICIT AT END OF PERIOD	$ 3,128,109	$ 2,466,828
Loss per share	$ (0.01)	$ (0.01)

AUTERRA VENTURES INC.
INTERIM SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED MAY 31, 2004 AND 2003
(Unaudited – Prepared by Management)

	Auterra Properties	AR Properties	Rabbit North Properties	2004 Total	Auterra Properties	AR Properties	Rabbit North Properties	2003 Total
Exploration and Development Costs:								
Administration and miscellaneous	$ 308	$ -	$ -	$ 308	$ 308	$ -	$ -	$ 308
Assays	-	-	653	653				
Field work			2,575	2,575				
Geological	-	-	2,846	2,846	-	-	3,536	3,536
	308	-	6,074	6,382	308	-	3,536	3,844
Cost recovery	-	-	(3,228)	(3,228)	-	-	-	-
Total costs incurred during the period	308	-	2,846	3,154	83,433	77,428	-	160,861
Balance of Costs at Beginning of Period	-	77,428	41,713	119,141	83,741	77,428	3,536	164,705
Write-off of costs related to abandoned mineral properties	-	(77,428)	-	(77,428)	-	-	-	-
Balance of Costs at End of Period	$ 308	$ -	$ 44,559	$ 44,867	$ 83,741	$ 77,428	$ 3,536	$ 164,705

SEE ACCOMPANYING NOTES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d. Marketable Securities

Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

e. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

f. Loss per Share

Basic loss per share is calculated by dividing the loss for the period by weighted average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of the diluted loss per share as to do so would be anti-dilutive. Accordingly basic and diluted loss per share are the same.

g. Stock – based Compensation

The Company has adopted an incentive stock option plan which is described in Note 11.

Effective March 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to be applied prospectively. Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity,

5. ACCOUNTS RECEIVABLE – CONT'D

During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002, LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recoverable and court costs totalling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

6. MARKETABLE SECURITIES

	2004		2003	
	Cost	Market Value	Cost	Market Value
Boss Gold Corp. (100,000 shares)	$ -	$ -	$ 4,000	$ 3,000

7. DUE FROM RELATED PARTY

An amount due from a corporation controlled by a Director of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

8. PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ -	$ -	$ -	$ 4,367
Furniture and fixtures	6,600	3,691	2,909	3,636
	$ 6,600	$ 3,691	$ 2,909	$ 8,003

9. MINERAL PROPERTIES (CONT'D)

ii) By a Terminated Option Agreement dated August 5, 1999 the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

During the current year, the management of the Company resolved to write-down the value of the project to a nominal value.

b. AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 as follows:

$ 5,000	on signing of the Agreement (paid);
20,000	upon TSX acceptance;
10,000	on or before October 1, 2001;
25,000	on or before October 1, 2002;
25,000	on or before October 1, 2003;
50,000	on or before October 1, 2004; and
50,000	on or before October 1, 2005.
$ 185,000	

- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and

- Incurring exploration and development expenditures totalling $250,000 as follows:

$ 40,000	on or before March 1, 2001 (incurred);
40,000	on or before March 1, 2002;
40,000	on or before March 1, 2003;
40,000	on or before March 1, 2004; and
90,000	on or before March 1, 2005.
$ 250,000	

During the three months ended May 31, 2004 the management of the Company resolved to write-off the AR Properties. The Company recorded $104,928 loss on write-off of AR Properties at May 31, 2004.

9. MINERAL PROPERTIES (CONT'D)

c. Rabbit North Properties

- Incur future exploration and development expenditures totalling $400,000 as follows:
  - $100,000 on or before November 30, 2006; and
  - $300,000 on or before November 30, 2007.

Upon Ballad earning either a 50% or 70% interest in the mineral claims the parties shall enter into a joint venture for the further development of the property.

d. Rabbit South Properties

By an Option Agreement dated January 26, 2004 the Company may acquire a 100% interest (subject to a 3% NSR) in fifteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $300,000 as follows:
  - $ 25,000 on execution of the Agreement (paid);
  - $ 40,000 on or before January 20, 2005;
  - $ 50,000 on or before January 20, 2006;
  - $ 50,000 on or before January 20, 2007;
  - $ 50,000 on or before January 20, 2008; and
  - $ 85,000 on or before January 20, 2009.

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of Company's capital stock to be issued within ten days of TSX Venture acceptance of the Agreement;
  - 100,000 shares on or before January 20, 2005; and
  - 100,000 shares on or before January 20, 2006.

- Incur exploration and development expenditures totalling $1,500,000 as follows:
  - $200,000 on or before January 20, 2005;
  - $250,000 on or before January 20, 2006;
  - $300,000 on or before January 20, 2007;
  - $375,000 on or before January 20, 2008; and
  - $375,000 on or before January 20, 2009.

Further consideration includes the payment of advance royalties of $30,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one third of the 3% NSR for $1,000,000.

10. SHARE CAPITAL (CONT'D)

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of May 31, 2004 and 2003 and changes during the periods then ended is as follows:

	May 31, 2004		May 31, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning and end of period	1,200,000	$ 0.28	-	$ -

Warrants

The company has outstanding share purchase warrants exercisable to acquire 4,000,000 shares at a price of $0.10 per share on or before September 10, 2005.

11. RELATED PARTY TRANSACTIONS

a) Management fees of $7,500 (2003 - $7,500) were incurred with a corporation controlled by the Director of the Company.

b) Consulting fees totalling $9,000 (2003-$Nil) were incurred with the President of the Company.

c) Interest of $Nil (2003 - $5,026) and rent of $Nil (2003 - $9,000) were incurred with a corporation controlled by an Officer of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended May 31, 2004 Auterra Ventures Inc. (AUW.V) ("Auterra" or the "Company") prepared this Management Discussion and Analysis following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended February 29, 2004 and February 28, 2003. This discussion and analysis as of July 27, 2004 provides information on the operations of Auterra for the three months ended May 31, 2004 and subsequent to the quarter end.

Overview

Auterra is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "AUW.V".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

Auterra is actively exploring several copper-gold properties in Canada.

Mineral Properties

Rabbit North Property

In December 2002, Auterra entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 km southwest of the Afton copper-gold Mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

Rabbit North Property - Cont'd

Auterra on January 28, 2004, entered into a Mineral Property Option Agreement (the "Agreement") with Ballad Gold & Silver Ltd. ("Ballad"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra.

The underlying option agreement provides Auterra with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years. The requirements for the year ended February 29, 2004 were satisfied as follows: 100,000 shares were issued upon acceptance for filing by the TSX Venture Exchange, a further 100,000 shares were issued on November 30, 2003; $35,000 cash was paid to the property owners, and $41,713 (net of recoveries) worth of exploration work incurred during the period. During the three months ended May 31, 2004 the Company incurred $2,846 (net of recoveries) worth of exploration work.

The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

Rabbit South Property - British Columbia, Canada

By an Agreement dated January 26, 2004, Auterra was granted the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the Rabbit South gold-copper property, located 20 km southwest of Kamloops in British Columbia, Canada, by issuing 300,000 shares, paying $300,000 in cash ($25,000 paid), and completing $1,500,000 worth of work staged over 5 years.

The Rabbit South property is a southern extension of the copper gold mineralization system at Rabbit North and covers an additional 4000 hectares in area. Previous operators drilled a portion of the Rabbit South system extensively and established the existence of a large body of lower grade molybdenum mineralization.

The larger portion of the property remains relatively untested and is considered to have significant potential for copper-gold mineralization. As on the Rabbit North property, a prominent enzyme leach anomaly is present on the Rabbit South property and represents excellent targets for drill testing. It is Auterra's intention to commence an exploration program including drilling later this summer.

Auterra Properties - Cont'd

Golden Eagle Gold Property

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic - Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

In September 2000, Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company. Auterra had the right to earn a 70% undivided interest in the AR property by making cash payments to Cabin Creek totalling $185,000 over a 5 year period and issuing 100,000 common shares of the Issuer. Auterra was also responsible for funding exploration costs totalling $250,000 over a period of 5 years.

During the three months ended May 31, 2004 the Company's management resolved to write-off the AR Property. The Company recorded $104,928 loss on write-off of the AR Property at May 31, 2004.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Information

The following table presents audited selected financial information for the three months ended May 31, 2004, May 31, 2003, and the last three audited fiscal years ended February 29, 2004, February 28, 2003 and 2002:

	Three months ended May 31, 2004	Three months ended May 31, 2003	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(152,180)	(35,284)	(544,385)	(191,415)	(231,588)
Basic and diluted loss per share	(0.01)	(0.01)	(0.06)	(0.02)	(0.03)
Total assets	226,015	449,807	327,401	447,199	472,868

Results of Operations

Net loss for the three months ended May 31, 2004 was $152,180 or $0.01 per share as compared to a loss of $35,284 or $0.01 per share for the three months ended May 31, 2003. The increase in net loss was primarily due to $104,928 loss on write-off of mineral properties, and the increase of $9,000 in consulting, and $8,612 in shareholder communication expenses corresponding with increased Company's activity.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the three months ended May 31, 2004 and 2003 and the years ended February 29, 2004, February 28, 2003, and 2002:

	Year ended February 28,							
	2005	2004				2003		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(152,180)	(35,284)	(56,350)	(278,906)	(173,845)	(37,566)	(24,772)	(85,900)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)

Liquidity and Capital Resources

At May 31, 2004, the Company had a working capital deficiency of $421,896 (2003: $478,439).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

At May 31, 2004, the Company held cash on hand of $5,685 (2003: $4,558) and liabilities totalled $521,674 (2003: $564,901).

Related Party Transactions

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Three months ended May 31,	
	2004	2003
Consulting fees	$ 9,000	$ -
Interest	-	5,026
Management fees	7,500	7,500
	$ 16,500	$ 12,526

82-4053

AUTERRA VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brian Harris, President and Chief Executive Officer for **Auterra Ventures Inc**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Auterra Ventures Inc.** (the issuer) for the interim period ending **May 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 27, 2004

"Brian Harris"
Brian Harris
President & CEO

AUTERRA VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, Chief Financial Officer for **Auterra Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Auterra Ventures Inc.** (the issuer) for the interim period ending **May 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 27, 2004

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

March 29, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

$400,000 PRIVATE PLACEMENT

Auterra Ventures Inc. ("Auterra") is pleased to announce that it has agreed to a private placement of its securities to raise $400,000. The private placement will consist of the issuance of 2,666,667 units at $0.15 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of Auterra at a price of $0.20 per share for two years. A portion of the private placement may be issued on a flow-through basis.

Proceeds of the private placement are to be used on Auterra's Rabbit North Property, BC and general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

AUTERRA VENTURES INC.

Per: ***"Raymond Roland"***
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

BALLAD

AUTERRA VENTURES INC.

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

NEWS RELEASE *May 13, 2004*

BALLAD TO COMMENCE DRILLING PROGRAM AT RABBIT NORTH ON MAY 25, 2004

VANCOUVER, CANADA - Ballad Gold & Silver (**TSX-BGS**) and Auterra Ventures (**TSX-AUW**) are pleased to report that drilling is scheduled to commence on May 25th, 2004 at the Rabbit North Copper/Gold Property located between the Afton and Highland Valley mines near Kamloops, British Columbia, Canada.

Phase 1 of the program will consist of six diamond drill holes totalling approximately 1000 metres, designed to expand and confirm mineralization. Completion of the Phase 1 program is expected to be mid-June.

The Rabbit North Copper/Gold Property is considered to have excellent potential for the discovery of vein-type gold deposits and bulk-mineable copper-gold deposits. Like Afton, the Rabbit North Property is underlain by a large, altered porphyry system of Upper Triassic age. Previous and current exploration encountered extensive zones of anomalous gold and copper-gold mineralization.

Ballad's interest in the Rabbit North property is held pursuant to an option agreement with Auterra whereby Ballad has the right to earn up to a 70% interest in the property, subject to TSX acceptance for filing.

In connection with the effort Ballad has arranged a $250,000 non-brokered private placement consisting of the issuance of 500,000 units of Ballad at a price of $0.50 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $0.50 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of Ballad. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of Ballad. The proceeds of the private placement will be used for exploration. Ballad will not proceed with the private placement announced January 28, 2004. The private placement is subject to acceptance for filing by the TSX.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

....

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.880.888.2288
Email: ajb@balladnet.com

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

82-4653

BALLAD

AUTERRA VENTURES INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Internet: www.balladnet.com
Email: ajb@balladnet.com

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

Internet: www.auterraventures.com
Email: bharris@auterraventures.com

NEWS RELEASE ***July 5, 2004***

DRILLING COMPLETED AT THE RABBIT-NORTH COPPER AND GOLD PROJECT ANALYSIS PENDING

Ballad Gold & Silver Ltd. and Auterra Ventures Inc. are pleased to report that diamond drilling was completed at the Rabbit North Gold and Copper Project near Kamloops, BC, Canada. Seven holes (810 m) were completed on time and within budget. All cores have been logged and sampled and all samples were delivered to the laboratory. Complete analytical results are expected to be received by Ballad over the next few weeks; after the samples are fully processed and all necessary check assays are completed.

The drill program mainly targeted high grade gold in quartz-pyrite zones that were originally found in 1997. In holes 04-3 and 04-4 of the program several zones of quartz-pyrite were intersected, the largest intercept measuring 3.0 m for an estimated true width of 2.5m. These two holes are situated 50 meters apart and were drilled parallel to each other. The holes established that these quartz-pyrite zones strike in a west-northwesterly direction. Potential for extending these zones to the east and west is excellent as no outcrops or drill holes are present to the east of hole 04-4 and for at least 300m to the west of hole 04-3.

The Rabbit North project is situated 12 km southwest of the Afton Mine in an area of excellent infrastructure. The project is considered by our consulting geologist to have prime potential for the discovery of a vein type gold deposit and also for bulk mineable copper-gold. Like Afton, the Rabbit North harbors a large altered alkaline porphyry system of Upper Triassic Age.

Andre M. Pauwels P.Geo, consultant, acted as the Qualified Person for the project and reviewed this press release.

Auterra has an option from the owners to acquire a 100% interest in Rabbit North by issuing shares (300,000 - 200,000 issued), paying cash ($300,000, $35,000 paid) and incurring $1,500,000 in exploration expenditures over 5 years. The property is subject to an NSR Royalty in favor of the vendors: 2% for base metals and 3% for gold. A 1% portion of each royalty can be acquired. Ballad in turn has an agreement to earn up to 70% of Auterra's interest by paying cash ($ 200,000), incurring work ($1,000,000) and issuing shares (500,000) to Auterra before

November 17, 2007. Auterra has the election to limit Ballad's interest to 50% after Ballad has incurred $600,000 in exploration expenditures. The Auterra/Ballad agreement is subject to TSX acceptance for filing.

For more detailed information and a drill hole location map please visit our websites at www.balladnet.com and at www.auterraventures.com

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

....

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.880.888.2288
Email: ajb@balladnet.com

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

82-4653

BALLAD

AUTERRA VENTURES INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Internet: www.balladnet.com
Email: ajb@balladnet.com

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

Internet: www.auterraventures.com
Email: bharris@auterraventures.com

NEWS RELEASE ***July 16, 2004***

RABBIT-NORTH COPPER AND GOLD PROJECT
COPPER AND GOLD RESULTS FROM DIAMOND DRILLING

Ballad Gold & Silver Ltd. **(TSX.V:BGS)** and Auterra Ventures Inc. **(TSX.V:AUW)** are pleased to report that porphyry style copper-gold mineralization has been intersected in hole 7 at the Rabbit North Copper and Gold Project near Kamloops, BC, Canada.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

The mineralization in hole 7 is in highly altered (porphyry copper-style) volcanic rocks of the Nicola Group. The drill hole is situated near the edge of a large geophysical anomaly (IP-chargeability) thought to be caused by disseminated pyrite, magnetite and copper sulphides that extends 1.5 km to the southeast of hole 7 and increases in intensity to the southeast. Any potential mineralization in this area is hidden under a uniform cover of overburden. Although numerous holes were drilled to the north and west and east of hole 7 by previous operators, only one hole, situated 1.2 km from hole 7, was drilled to the southeast within the main geophysical anomaly, leaving excellent potential to extend the porphyry style copper-gold mineralization intersected in hole 7.

The June drill program consisted of seven drill holes (811 m). The program was completed successfully on time and within the budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone has a true width of 2.8 m. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t
2	NQ2	50-54	4m	2.28
2	NQ2	118-122	4m	5.10
3	NQ2	54.1-56	1.9m	2.39
4	NQ2	72.8-76	3.2m	1.42

Auterra and Ballad are especially encouraged by the porphyry style copper gold mineralization in hole 7 and the potential for extension to the southeast. A follow up drilling program is being prepared.

The Rabbit North project is situated 12 km southwest of the Afton Mine in an area of excellent infrastructure. The project is considered by our consulting geologists to have prime potential for the discovery of either a vein type gold deposit and/or bulk mineable copper-gold. Afton and Rabbit North have similar geological characteristics. Both properties have a large altered alkaline porphyry system of Upper Triassic Age.

Andre M. Pauwels P.Geo, consultant, acted as the Qualified Person for the project and reviewed this press release. Diamond drilling was done by Connors Drilling Ltd. of Kamloops. Analysis and assays were performed by Eco Tech Laboratory Ltd of Kamloops BC. For full quality control, the analytical process included blanc and standard samples inserted by both Eco Tech Laboratory Ltd and Ballad and repeat analysis and assays by Eco Tech Laboratory Ltd..

Auterra has an option from the owners to acquire a 100% interest in Rabbit North by issuing shares (300,000 - 200,000 issued), paying cash ($300,000, $35,000 paid) and incurring $1,500,000 in exploration expenditures over 5 years. The property is subject to an NSR Royalty in favor of the vendors: 2% for base metals and 3% for gold. A 1% portion of each royalty can be acquired. Ballad in turn has an agreement, dating from January 28, 2004, to earn up to 70% of Auterra's interest by paying cash ($ 200,000), incurring work ($1,000,000) and issuing shares (500,000) to Auterra before November 17, 2007. Auterra has the election to limit Ballad's interest to 50% after Ballad has incurred $600,000 in exploration expenditures.

For more detailed information please visit our websites at www.balladnet.com and at www.auterraventures.com

BALLAD GOLD & SILVER LTD.

Per *"Anthony J. Beruschi"*
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: *"Brian Harris"*
Brian Harris
President

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.888.880.2288

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

August 3, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. (the "Company") announces today the results from its interim financial statements for the three months ended May 31, 2004. The Company incurred a net loss of $152,180 ($0.01 per share) for the period ended May 31, 2004, as compared to a loss of $35,284 ($0.01 per share) for the comparative period in 2003. The increase in net loss was primarily due to $104,928 loss on write-off of mineral properties, and the increase of $9,000 in consulting, and $8,612 in shareholder communication expenses corresponding with increased corporate activity.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 12, 2004

Item 3. **Press Release**

Press Release dated February 12, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces it has entered into an option to acquire up to a 100% interest in the Rabbit South Property.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it has entered into an option to acquire up to a 100% interest in the Rabbit South gold-copper property.

The Rabbit South mineral claims, covers a large gold and copper porphyry system similar to the system that hosts 50 million tonnes of 1.14 grams per ton Gold and 1.55% copper reported at the Afton Mine DRC Resources 12 km to the North of Rabbit South and 25 km North of the world class Highland Valley (close to 2 billion tonnes of 0.4-0.5% copper in reserves and past production) operated by Teck Cominco Ltd.

The property owners have completed in-depth compilations of the geological, soil geochemical, induced Polarization, and drilling data available in the public domain and from that information, three new drilling targets have been identified. These targets have been further refined by new geochemical techniques that the

owners conducted on the property including conifer outer bark sampling and selective extraction enzyme leaching. Base on this data, the Issuer's consultants believe the property has the potential for a Copper Gold open pitable alkaline porphyry deposit of the Stikine Copper Central Zone variety (233, 900,000 tonnes @ 0.67 CU and 0.35 g/t AU) or an Afton – DRC type deposit (50 million plus tonnes containing 1 to 2% CU with values in Au and Pd). In addition, a drill-indicated molybdenum resource located on the property warrants re-evaluation.

The Rabbit South has very similar geology to Rabbit North. The Issuer believes that both the Rabbit North and Rabbit South properties have excellent potential for a multi – million tonne porphyry copper – gold ore deposit. Both properties are situated in the triangular area formed by the Craigmont Mine, Highland Valley Mine and Afton Mines which have a combined total production value of approximately $18 Billion to date. This is the principal copper producing area in British Columbia. The Rabbit North and Rabbit South projects contain the only major untested drill targets in this triangular area. New discoveries at the Rabbit properties would benefit by infrastructure availability.

Mr Brian Harris, President of the Issuer said: "We believe our interests in this area hold great potential, particularly now that both gold and copper prices have improved. On January 28, 2004, the Company entered into a joint venture agreement with Ballad Gold & Silver whereby Ballad could earn up to a 70% interest in Rabbit North and Ballad is now ready to put drills in the ground. We think that the Rabbit South Property holds equal, if not greater potential than Rabbit North and pursuant to our work commitments on the property, we plan on diamond drilling a number of identified targets early this year."

The Issuer has the option to acquire the property for issuing 300,000 shares, paying $300,000 in cash and completing $1,500,000 worth of work staged over 5 years. The requirements in the initial year are: 100,000 shares, $25,000 cash and $200,000 in exploration. The property is subject to a NSR Royalty in favour of the vendors: 3% for Base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

Item 6. **<u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **<u>Omitted Information</u>**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of March, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4357

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 18, 2004

Item 3. **Press Release**

Press Release dated March 18, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer and Ballad Gold & Silver Ltd. ("Ballad") are pleased to announce the results of the recent Phase I Trenching and Sampling Program on the Rabbit North Gold/Copper Project.

Item 5. **Full Description of Material Change**

The Issuer and Ballad Gold & Silver Ltd. ("Ballad") are pleased to announce the results of the recent Phase I Trenching and Sampling Program on the Rabbit North Gold/Copper Project located 20 km southwest of Kamloops, British Columbia, Canada.

The Rabbit North Gold/Copper Project targets two deposit types: large-tonnage Afton/DRC type copper-gold deposit and high-grade Snip type mesothermal gold vein deposits. The Afton/DRC deposit is reported to host 68.7 million tonnes grading 1.68% Copper Equivalent (Metal Prices Used: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz). The Snip deposit was a high grade gold-in-vein deposit averaging about 25 grams per tonne gold mined in the Iskut River area of North Western British Columbia during the 1980 and 1990's.

The completed trenching and sampling program was designed to follow-up on targets identified variously by drilling, trenching and enzyme leach soil sampling by the previous operators.

A total of 11 excavations, mainly deep pits up to 13 metres in depth were dug using a Cat 235C excavator during the Phase I Program. Some of these excavations encountered weak to strongly anomalous gold in bedrock with one encountering highly anomalous copper-gold mineralization.

Excavations number EX03-1 and EX03-2 successfully targeted the surface extension of a high-gold bearing shear zone previously encountered by earlier diamond drilling. Gold mineralization within this shear zone is variously hosted by quartz stringers and the diorite host rock. This high-grade gold bearing structure is believed to extend 30 metres along strike between the two excavations. Chip sampling across this gold-bearing structure encountered significant gold values with the highest chip sample being 14.30 grams per tonne gold over 1.0 metre.

This highly mineralized gold-bearing structure is believed to be the same structure intersected in 1997 by a previous operator. That hole intersected 15.4 grams per tonne gold over 8 metres, including 27.55 grams per tonne over 2 metres. Another drill hole, located 25 metres further along strike, intersected 4.27 grams per tonne gold over 2 metres.

Chip Sampling highlights from Trenches EX03-1 and EX03-2 are listed below:

Trench	**Sample Type**	**Width (m)**	**Gold Grade (grams per tonne)**
Ex03-1	Chip	1.0	14.30
Ex03-1	Chip	1.1	10.90
Ex03-1	Chip	0.6	2.54
Ex03-1	Chip	1.1	2.34
Ex03-2	Chip	1.0	3.98
Ex03-2	Chip	0.4	2.82
Ex03-2	Chip	1.9	1.69

Excavation number EX03-3 probed for copper-gold mineralization in the western contact of the Durand Stock, targeting Afton/DRC type copper/gold porphyry mineralization. The trench encountered bedrock containing chrysocolla with associated gold. The average of 5 samples totaling about 50 kilograms of mineralized material returned 391 ppb (0.391 grams per tonne) gold and 2138 ppm (0.2139%) copper. Previous drilling and prospecting along this drift covered

contact, which has been surveyed by IP and various other geophysical and geochemical methods, resulted in a previous drill hole intersecting 0.4% copper and 0.188 grams per tonne gold over 27.5 metres. Also found along this contact is mineralized float returning up to 3.25% Copper in chrysocolla combined with 0.715 grams per tonne gold. Float comprised of massive chalcocite, a high-grade copper mineral, has also been found along this contact.

Excavation number EX03-3 is located nearby an old drill hole which encountered a notable 0.14% copper and 0.424 grams per tonne gold over 90 metres. Excavation EX03-3 is located in an area containing strong indications of activity involving porphyry style copper-gold mineralization over an area of about 300 metres, the length of the local contact. A large Induced Polarization anomaly, covering 300 meters by 600 metres, occurs in the area and straddles the intrusive-volcanic contact further supporting the potential for Rabbit North to host an Afton/DRC type deposit. About half of this target is capped by Tertiary volcanics which are believed to have protected soft, supergene mineralization from glacial erosion, similar to what happened at the Afton deposit. Diamond drill testing of this target will be a key portion of the upcoming drilling program, which would include several holes into the main gold structure.

The 2003 Phase I Trenching Program was conducted under the direct supervision of Independent Qualified Person James A. Currie, P.Eng. who provided QA/QC protocols and conducted check sampling.

The Rabbit North Gold/Copper Property is located 12 km away from the former Afton Mine and is considered to have excellent potential for the discovery of vein-type gold deposits and bulk-mineable copper-gold deposits. Like Afton, the Rabbit North Property is underlain by a large, altered porphyry system of Upper Triassic age. Previous and current exploration efforts have encountered extensive zones of anomalous gold and copper-gold mineralization. Rabbit North is almost completely covered in glacial drift ranging from a few meters to several tens of meters.

On January 28, 2004, the Issuer and Ballad entered into a joint venture agreement under which Ballad has the right to earn up to a 70% interest in the project. The joint venture partners plan to proceed to Phase II of the exploration program on Rabbit North as soon as snow conditions allow for safe and efficient mobilization of exploration crews. Phase II will comprise drill testing of several targets which have been identified though previous work and from the results of the recent trenching program.

Also being considered for inclusion of the Phase II Program is further trenching on a circular, untested, drift covered IP anomaly measuring 0.9 kilometres in diameter. During the Phase I exploration program a pit was dug at the end of the

trail being built to access the target. Samples taken from the bottom of the pit, recovered from glacial till, encountered 340 ppb gold. This is believed to occur near bedrock.

The companies are monitoring the current snow conditions in order to determine access road conditions for drill team mobilization. The Phase II of the exploration program is expected to commence once road conditions are suitable to support mobilization of the drill team and rigs.

Peñascudo Gold/Silver Project Update

Exploration at Ballad's Peñascudo Gold/Silver Project in Argentina is continuing with crews expected to complete the current exploration phase at the end of March. Crews will begin compilation of the Phase I data while finalizing Phase II exploration plans. Ballad will release the results form Phase I when available.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of March, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4658

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 29, 2004

Item 3. **Press Release**

Press Release dated March 29, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has agreed to a private placement of its securities to raise $400,000.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to a private placement of its securities to raise $400,000. The private placement will consist of the issuance of 2,666,667 units at $0.15 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.20 per share for two years. A portion of the private placement may be issued on a flow-through basis.

Proceeds of the private placement are to be used on the Issuer's Rabbit North Property, BC and general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of April, 2004.

"Raymond Roland"
Raymond Roland, Director

82- 4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 13, 2004

Item 3. **Press Release**

Press Release dated May 13, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Ballad Gold & Silver (**TSX-BGS**) and the Issuer report on the program drilling on the Rabbit North Property.

Item 5. **Full Description of Material Change**

Ballad Gold & Silver (**TSX-BGS**) and the Issuer are pleased to report that drilling is scheduled to commence on May 25th, 2004 at the Rabbit North Copper/Gold Property located between the Afton and Highland Valley mines near Kamloops, British Columbia, Canada.

Phase 1 of the program will consist of six diamond drill holes totalling approximately 1000 metres, designed to expand and confirm mineralization. Completion of the Phase 1 program is expected to be mid-June.

The Rabbit North Copper/Gold Property is considered to have excellent potential for the discovery of vein-type gold deposits and bulk-mineable copper-gold deposits. Like Afton, the Rabbit North Property is underlain by a large, altered porphyry system of Upper Triassic age. Previous and current exploration encountered extensive zones of anomalous gold and copper-gold mineralization.

Ballad's interest in the Rabbit North property is held pursuant to an option agreement with the Issuer whereby Ballad has the right to earn up to a 70% interest in the property, subject to TSX acceptance for filing.

In connection with the effort Ballad has arranged a $250,000 non-brokered private placement consisting of the issuance of 500,000 units of Ballad at a price of $0.50 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $0.50 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of Ballad. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of Ballad. The proceeds of the private placement will be used for exploration. Ballad will not proceed with the private placement announced January 28, 2004. The private placement is subject to acceptance for filing by the TSX.

Item 6. Reliance on Section 7(2) of National Instrument 51-102

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Brian Harris, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of May, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 5, 2004

Item 3. **Press Release**

Press Release dated July 5, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Ballad Gold & Silver Ltd. and the Issuer report that the diamond drilling was completed at the Rabbit North Gold and Copper Project near Kamloops, BC, Canada.

Item 5. **Full Description of Material Change**

Ballad Gold & Silver Ltd. **(BGS-TSX.V)** and the Issuer are pleased to report that diamond drilling was completed at the Rabbit North Gold and Copper Project near Kamloops, BC, Canada. Seven holes (810 m) were completed on time and within budget. All cores have been logged and sampled and all samples were delivered to the laboratory. Complete analytical results are expected to be received by Ballad over the next few weeks; after the samples are fully processed and all necessary check assays are completed.

The drill program mainly targeted high grade gold in quartz-pyrite zones that were originally found in 1997. In holes 04-3 and 04-4 of the program several zones of quartz-pyrite were intersected, the largest intercept measuring 3.0 m for an estimated true width of 2.5m. These two holes are situated 50 meters apart and were drilled parallel to each other. The holes established that these quartz-pyrite zones strike in a west-northwesterly direction. Potential for extending these zones

to the east and west is excellent as no outcrops or drill holes are present to the east of hole 04-4 and for at least 300m to the west of hole 04-3.

The Rabbit North project is situated 12 km southwest of the Afton Mine in an area of excellent infrastructure. The project is considered by our consulting geologist to have prime potential for the discovery of a vein type gold deposit and also for bulk mineable copper-gold. Like Afton, the Rabbit North harbors a large altered alkaline porphyry system of Upper Triassic Age.

Andre M. Pauwels P.Geo, consultant, acted as the Qualified Person for the project and reviewed this press release.

The Issuer has an option from the owners to acquire a 100% interest in Rabbit North by issuing shares (300,000 - 200,000 issued), paying cash ($300,000, $35,000 paid) and incurring $1,500,000 in exploration expenditures over 5 years. The property is subject to an NSR Royalty in favor of the vendors: 2% for base metals and 3% for gold. A 1% portion of each royalty can be acquired. Ballad in turn has an agreement to earn up to 70% of the Issuer's interest by paying cash ($ 200,000), incurring work ($1,000,000) and issuing shares (500,000) to the Issuer before November 17, 2007. The Issuer has the election to limit Ballad's interest to 50% after Ballad has incurred $600,000 in exploration expenditures. The Auterra/Ballad agreement is subject to TSX acceptance for filing.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Brian Harris, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of July, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4655

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 16, 2004

Item 3. **Press Release**

Press Release dated July 16, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Ballad Gold & Silver Ltd. **(TSX.V:BGS)** and the Issuer report that porphyry style copper-gold mineralization has been intersected in hole 7 at the Rabbit North Copper and Gold Project.

Item 5. **Full Description of Material Change**

Ballad Gold & Silver Ltd. **(TSX.V:BGS)** and the Issuer are pleased to report that porphyry style copper-gold mineralization has been intersected in hole 7 at the Rabbit North Copper and Gold Project near Kamloops, BC, Canada.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

The mineralization in hole 7 is in highly altered (porphyry copper-style) volcanic rocks of the Nicola Group. The drill hole is situated near the edge of a large geophysical anomaly (IP-chargeability) thought to be caused by disseminated

pyrite, magnetite and copper sulphides that extends 1.5 km to the southeast of hole 7 and increases in intensity to the southeast. Any potential mineralization in this area is hidden under a uniform cover of overburden. Although numerous holes were drilled to the north and west and east of hole 7 by previous operators, only one hole, situated 1.2 km from hole 7, was drilled to the southeast within the main geophysical anomaly, leaving excellent potential to extend the porphyry style copper-gold mineralization intersected in hole 7.

The June drill program consisted of seven drill holes (811 m). The program was completed successfully on time and within the budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone has a true width of 2.8 m. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t
2	NQ2	50-54	4m	2.28
2	NQ2	118-122	4m	5.10
3	NQ2	54.1-56	1.9m	2.39
4	NQ2	72.8-76	3.2m	1.42

The Issuer and Ballad are especially encouraged by the porphyry style copper gold mineralization in hole 7 and the potential for extension to the southeast. A follow up drilling program is being prepared.

The Rabbit North project is situated 12 km southwest of the Afton Mine in an area of excellent infrastructure. The project is considered by our consulting geologists to have prime potential for the discovery of either a vein type gold deposit and/or bulk mineable copper-gold. Afton and Rabbit North have similar geological characteristics. Both properties have a large altered alkaline porphyry system of Upper Triassic Age.

Andre M. Pauwels P.Geo, consultant, acted as the Qualified Person for the project and reviewed this press release. Diamond drilling was done by Connors Drilling Ltd. of Kamloops. Analysis and assays were performed by Eco Tech Laboratory Ltd of Kamloops BC. For full quality control, the analytical process included blanc and standard samples inserted by both Eco Tech Laboratory Ltd and Ballad and repeat analysis and assays by Eco Tech Laboratory Ltd..

The Issuer has an option from the owners to acquire a 100% interest in Rabbit North by issuing shares (300,000 - 200,000 issued), paying cash ($300,000, $35,000 paid) and incurring $1,500,000 in exploration expenditures over 5 years. The property is subject to an NSR Royalty in favor of the vendors: 2% for base metals and 3% for gold. A 1% portion of each royalty can be acquired. Ballad in turn has an agreement, dating from January 28, 2004, to earn up to 70% of the Issuer's interest by paying cash ($ 200,000), incurring work ($1,000,000) and issuing shares (500,000) to the Issuer before November 17, 2007. The Issuer has the election to limit Ballad's interest to 50% after Ballad has incurred $600,000 in exploration expenditures.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Brian Harris, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of July, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

TSX venture EXCHANGE

July 14, 2004

Fax: 604-669-5886
Auterra Ventures Inc.
Suite #501-905 West Pender Street
Vancouver B.C V6C 1L6

Attention: Anthony Beruschi

Dear Sirs\Mesdames:

Re: **AUTERRA VENTURES INC. ("AUW")**
BALLAD GOLD & SILVER LTD. ("BGS")
Property-Asset Agreement – Submission No: 94332

This is to confirm that TSX Venture Exchange has accepted for filing a Mineral Property Option Agreement dated January 28, 2004 between Auterra and Ballad whereby the parties have entered into a Joint Venture Agreement pursuant to which Ballad has been granted an option to earn up to a 70% interest in the Rabbit North Properties located in British Columbia. To earn up to 70% interest Ballad must pay $200,000, issue 200,000 common shares and expend $1,000,000 in exploration on the property over four years. To acquire the initial 50% interest, Ballad must pay $70,000 ($30,000 on or before November 30, 2005 and $40,000 on or before November 30, 2006) issue a further 150,000 common shares after completing $600,000 (out of the $1,000,000) in exploration expenditures. To acquire the balance of the 70% interest, Ballad must pay $130,000, issue a further 150,000 common shares and expend a further $400,000 in exploration expenditures (for a total of $1,000,000) on or before November 30, 2007. In the event the parties wish to limit the participation to 50%, Ballad must issue 100,000 common shares as oppose to the 150,000 common shares.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong, Analyst
Listed Issuer Services

JW\sm
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